

September 23, 2010





Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen: First Australian Resources

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
23 September 2010 (ASX Announcement & Media Release: Senegal License Update)

dlw 9/30

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 · PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au



24 September 2010

ASX ANNOUNCEMENT AND MEDIA RELEASE

SENEGAL LICENCE UPDATE

FAR requests entry to Second Renewal Period on Rufisque and Sangomar Offshore and Sangomar Deep Offshore Senegal Blocks

FAR has given notice under the terms of the Production Sharing Contract (PSC) to the Minister for Energy for the Republic of Senegal of its intention to enter the next exploration phase (second renewal period) which commences on 23 November 2010.

The PSC terms currently specify the requirement to drill a well within 2 years of entering the renewal period backed by a surety of US$5 million that is forfeitable in the event of non performance.

FAR considers there is a compelling case for going forward into the drilling phase for the following reasons:

- The Licence renewal would provide more certainty to potential farminees.
- FAR would seek recovery of the US$5m surety in any farmout.
- The renewal would provide additional time to procure a drilling partner. A number of potential partners are currently studying the data.
- The first deepwater well ever drilled in the region is planned by Ophir for the first quarter of 2011. A successful outcome would impact FAR's Licences; stimulate regional activity and provide more certainty on drilling costs.
- 2011 is shaping up to be a landmark year for deepwater exploration generally along the Central Atlantic Margin with wells earmarked for drilling by Ophir (AGC), Anadarko (Sierra Leone/Liberia), Dana (Guinea) and African Petroleum (Liberia).
- Recent transactions in Liberia and Gambia (abutting FAR's Senegal licence area) by NSX listed African Petroleum provide strong independent evidence supporting the underlying value of FAR's Licences.

FAR's renewal request is for a term of 3 years; is subject to Ministerial approval and requires a Presidential Decree. The request is supported by Petrosen, the National Oil Company of Senegal. During the week FAR held meetings with Petrosen and the Minister who provided verbal support for FAR's renewal request.

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

At an earlier seminar held in Dakar involving representatives from Petrosen, the Ministry and the holders of Licences in Senegal FAR provided valuable input in relation to the terms of licences governing deepwater exploration where long lead times were involved.

FAR will issue a further ASX release once a formal Ministerial decision has been conveyed.

Commenting on the Release FAR's chief executive Michael Evans said:

"This is another landmark for FAR and its shareholders. Provided the renewal is granted FAR will be front of stage during 2011 on what is shaping up to be an exciting year for deepwater drilling along this lightly explored part of West Africa."